UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For October 25, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

Harmony publishes its suite of reports for the financial year ended 30 June 2018, which includes its notice of the annual general meeting

Johannesburg, Thursday, 25 October 2018. Harmony Gold Mining Company Limited (“Harmony” or “the company”) is pleased to announce that it published its suite of reports today for the financial year ended 30 June 2018 (FY18).

These reports include:
●
Integrated Annual Report 2018
●
Financial Report 2018
●
Mineral Resources and Mineral Reserves 2018
●
Report to Shareholders 2018, which includes the notice of meeting of annual general meeting
●
The Form 20F – Harmony’s annual filing submitted to the United States Securities and Exchange Commission – available after 5pm SA time today on the company’s website at https://www.harmony.co.za/invest/annual-reports.

All of the above reports are available as pdfs at www.har.co.za, our reporting website and may also be accessed via our corporate website, www.harmony.co.za.

Our Integrated Annual Report 2018 covers Harmony’s performance for FY18, from 1 July 2017 to 30 June 2018. We aim to provide an overview of our performance in terms of our strategic objectives and business model, what we have achieved, what we plan to do in the future and how we intend to achieve this and the impact of the internal and external environment in which we operate and how we manage these variables.

The audited annual financial statements for FY18 are included as part of the company reports’ suite. These audited results contain no modifications to the financial results published on 21 August 2018.

PricewaterhouseCoopers Inc. audited the annual financial statements and their unqualified report is available for inspection at the registered office of the company.

The annual general meeting of the company will be held at the Sandton Convention Centre, 161 Maude Street, Sandton, Johannesburg, South Africa, on Friday, 7 December 2018, at 12:30pm (SA time) to transact the business as stated in the notice of the annual general meeting.

Ends.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27 (0)71 607 1498 (mobile)

25 October 2018

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 25, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director